 Exhibit 99.1

Press release

Biophytis and SEQENS sign a partnership to produce Sarconeos (BIO101) active compound

Paris, France, 18 July 2023 – 7:00am CET – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), («Biophytis»), a clinical-stage biotechnology company focused on the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases and SEQENS, integrated global player in solutions and ingredients for the pharmaceutical and specialty markets, offering a broad portfolio of active ingredients, pharmaceutical intermediates and specialty products, announced the conclusion of a master agreement for the production of the active compound in Sarconeos (BIO101), Biophytis’ main drug candidate developed for three indications: severe forms of Covid-19, sarcopenia and Duchenne muscular dystrophy.

SEQENS will produce the active ingredient in Sarconeos (BIO101) in France at its Villeneuve La Garenne plant, near Paris. This historic site was modernized and expanded in 2020 with the opening of a unit to produce high-potential active pharmaceutical ingredients (APIs). The production center is equipped with state-of-the-art infrastructures in line with SEQENS' commitments to decarbonization and employee health and safety.

Stanislas Veillet, Chairman and CEO of Biophytis, commented: "This partnership is an important step for Biophytis, as it enables us to secure the production of the active ingredient in our main drug candidate. SEQENS’ proven know-how and compliance with manufacturing standards will be decisive in meeting our needs over the next few years, particularly in the context of early access programs and with a view to market access applications for Sarconeos (BIO101) in the treatment of severe forms of Covid-19."

Pierre Luzeau, Chairman of the SEQENS Group, stated: "We are delighted to be putting our expertise at the service of Biophytis, and to be contributing to the success of ambitious projects that could improve the quality of life of millions of people. This partnership is part of a political context in which the relocation of the production of certain active compounds is recognized as essential to national and European health sovereignty. Our efforts in this area are already underway, and we are reinforcing them today through this partnership, which positions us to produce a new molecule with the potential to give France an undeniable comparative advantage.”

About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. Sarconeos (BIO101), our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of Sarconeos(BIO101) in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project), enabling the preparation of conditional marketing authorization (CMA) applications in Europe and Emergency Use Authorization (EUA) applications in the United States. A pediatric formulation of Sarconeos (BIO101) is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS -ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040). For more information, visit www.biophytis.com.

About SEQENS

SEQENS is a world leader in the development and production of active ingredients, pharmaceutical intermediates, and specialty ingredients, with 24 production sites, 10 R&D centers and 3,400 employees on three continents. An integrated player across the entire value chain - from raw materials to active ingredients and from research and development to industrialization - SEQENS offers a broad portfolio of active ingredients, pharmaceutical intermediates, cosmetic ingredients, and specialty chemicals, develops, and industrializes the most demanding molecules, and relies on its ability to innovate, develop, and implement the best available technologies. Driven by a culture of excellence and a strong entrepreneurial spirit, our employees are committed to providing our customers with the highest level of service and quality while acting ethically in accordance with our environmental, social and governance program. For more information, visit www.seqens.com.

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward- looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face" section from the Company's 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Agathe Boggio: agathe.boggio@taddeo.fr – +33 7 62 77 69 42

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

SEQENS contacts

Media: press@seqens.com

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